Vf 5-24-02

[redacted]S
E COMMISSION
20549

02022261

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ANNU... REPORT
FORM X-17A-5
PART III

RECEIVED MAY 17 2002

SEC FILE NUMBER
8-53292

TV 5/24/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 03/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Great Northern Financial Securities, Inc.

FN: RunMoney Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15413 East Valleyway, Suite 101
(No. and Street)

Veradale, WA 99037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Anthony Pizelo (509) 892-0754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RUNMONEY FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

MARCH 31, 2002

OATH OR AFFIRMATION

I, Philip Anthony Pizelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RunMoney Financial Services, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Philip Anthony Pizelo
Signature

President / Fin Op
Title

Lorraine Lucas
Notary Public exp 9/1/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
RunMoney Financial Services, Inc.
Veradale, Washington

We have audited the accompanying statement of financial condition of RunMoney Financial Services, Inc. (the Company) as of March 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RunMoney Financial Services, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
April 12, 2002

RUNMONEY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

		March 31, 2002
Cash and cash equivalents	$	9,322
TOTAL ASSETS	$	9,322

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common stock $0.0001 par value; 10,000 shares authorized; 263 shares issued and outstanding	$	-
Additional paid-in capital		114,700
Accumulated deficit		(105,378)
TOTAL STOCKHOLDER'S EQUITY	$	9,322

See accompanying notes.

RUNMONEY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS

	Year Ended March 31, 2002
EXPENSES	
Consulting	$ 27,413
Registration fees	27,947
Salaries and wages	47,137
Interest	1,575
Other	1,306
Loss before income taxes	105,378
Income tax benefit	-
NET LOSS	$ 105,378

See accompanying notes.

RUNMONEY FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, March 31, 2001	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	(105,378)	(105,378)
Stock issuance	263	-	263	-	263
Capital contribution from RunMoney Corporation	-	-	9,937	-	9,937
Capital contribution from Great Northern Financial Services, Inc.	-	-	14,500	-	14,500
Forgiveness of subordinated debt agreement (Note 3)	-	-	90,000	-	90,000
Balance, March 31, 2002	263	$ -	$ 114,700	$ (105,378)	$ 9,322

See accompanying notes.

	Year Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (105,378)
Net cash used by operating activities	(105,378)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from stock issuance	263
Proceeds from capital contributions	114,437
Net cash provided by financing activities	114,700
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,322
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 9,322
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for interest	$ 1,575

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Description of business:
RunMoney Financial Services, Inc. (the Company) was established on April 1, 2001, by RunMoney Corporation, to operate as a securities broker-dealer for the accounts of customers. On February 20, 2002, Great Northern Financial Services, Inc. (Great Northern), a financial services company, purchased all the outstanding stock of RunMoney Financial Services, Inc. from RunMoney Corporation.

The Company is incorporated in the state of Delaware and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). However, the Company will not conduct transactions and will not establish client accounts until the NASD has provided notification that the Company is cleared to do so.

Cash and cash equivalents:
For purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash.

Federal income tax:
Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Statement No. 109, *Accounting for Income Taxes.*

Use of estimates:
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company has an agreement with Great Northern whereby Great Northern pays many of the expenses of the Company, including rents and salaries. During the year ended March 31, 2002, these expenses amounted to approximately $20,000. Under the terms of the agreement, the expenses paid by Great Northern on behalf of the Company will not be repaid. The agreement expires 30 days after the Company has been cleared by the NASD to do business, unless amended or terminated by an officer of either company.

The Company's offices are provided by Great Northern. Upon expiration of the expense sharing agreement as described above, the Company will pay Great Northern $1,000 per month for use of the office space the Company occupies. This rental agreement can be terminated at any time with 30 days notice by either company.

Note 2 - Related Party Transactions (Continued)

As the Company and Great Northern are under common control, the Company's financial position and operating results as of and for the year ended March 31, 2002, are significantly different from those that would have been obtained if the entities were autonomous.

Note 3 - Transactions with Clearing Organization

The Company has been accepted by two clearing organizations whereby the accepted clearing organization will clear all security transactions, carry all customer accounts, finance and hold the Company's trading inventory, and perform certain other services. An agreement has not yet been signed by either party.

Note 4 - Capital Contributions

In June 2001, RunMoney Corporation contributed $90,000 in cash to the Company in the form of subordinated debt for regulatory purposes. In December 2001, the subordinated debt and accrued interest were forgiven by RunMoney Corporation. The forgiveness of debt is treated as a contribution of equity in accordance with accounting principles generally accepted in the United States of America.

Upon the closing of the sale of the Company to Great Northern, Great Northern contributed an additional $14,500 in equity to assist the Company in completing its start-up activities. In addition, Great Northern has committed to contribute an additional $45,500 in equity if necessary.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital, as defined, shall not be less than 120% of the required capital of $5,000. At March 31, 2002, the Company had net capital of $9,322, which was $4,322 in excess of its required net capital. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company currently has no aggregate indebtedness.

Note 6 - Income Taxes

The components of income tax benefit consist of the following:

Deferred tax benefit	$ 35,829
Increase in valuation allowance	(35,829)
INCOME TAX BENEFIT	$ -

Note 6 - Income Taxes (Continued)

The components of the net deferred income tax asset in the statement of financial condition are as follows:

Deferred tax asset:	
Net operating loss carryforward	$ 35,829
Total deferred tax asset	35,829
Less valuation allowance	(35,829)
NET DEFERRED TAX ASSET	$ -

The effective tax rate differs from the statutory federal tax rate for the year presented as follows:

Federal income tax benefit at statutory rates	$ 35,829
Valuation allowance attributable to current items	(35,829)
INCOME TAX BENEFIT	$ -

Operating loss carryforwards as of March 31, 2002, for tax purposes were $105,378 and expires March 31, 2022.

Note 7 - Report on Internal Control

In accordance with certain rules of the SEC, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at the regional office of the SEC.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	March 31, 2002
ASSETS	
Cash and cash equivalents	$ 9,322
NET CAPITAL	9,322
Less required net capital	(5,000)
EXCESS NET CAPITAL	$ 4,322
Is net capital above 120% of required capital ($6,000)?	Yes
NET WORTH + ALL APPROVED SUBORDINATIONS	$ 9,322

The computation of net capital pursuant to SEC Rule 15c3-1 as of March 31, 2002, computed by the Company in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
RunMoney Financial Services, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of RunMoney Financial Services, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be, and should not be, used by anyone other than those specified parties.

Moss Adams LLP

Spokane, Washington
April 12, 2002